SMITH BARNEY TELECOMMUNICATIONS TRUST
Smith Barney Telecommunications Income Fund


Sub-Item 77C:

(a)  Registrant incorporates by reference Registrant's Proxy
     Statement dated January 12, 2004, filed on January 12, 2004.
     (Accession No. 0001193125-04-003206).


(b)     Results of Special Meeting of Shareholders held on
February 26, 2004:

     Report of Voting:

     Total Outstanding Shares:     732,920.297

     Total Shares Voted:  448,202.821

     % of Outstanding Shares Voted:     61.15%


     Proposal 1 - To approve liquidation of the Fund:

                                             Number          Percent of

                                        of Shares Voted     Voted Shares



          For:                             401,909.404         89.67%

          Against:                          33,104.920          7.39%

          Abstained:                        13,188.497          2.94%